

April 22, 2014

<u>Via E-mail</u>
Andrew J. Zagorski
Chief Executive Officer
Apex 1, Inc. (f/k/a Oz Saferooms Technologies, Inc.)
1732 Cottonwood Lane
Newcastle, OK 73065

  Re: **Oz Saferooms Technologies, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2012
    Filed May 8, 2013
    File No. 0-54112

Dear Mr. Zagorski:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ William H. Thompson

      William H. Thompson
      Accounting Branch Chief

cc: Angel Lana
    Certified Public Accountant